

October 13, 2023

John S. Hogan
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

> **Re: Whitestone REIT**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed on March 8, 2023**
> **Form 8-K filed August 1, 2023**
> **File Nos. 001-34855**

Dear John S. Hogan:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Schedule III - Real Estate and Accumulated Depreciation, page F-44

1. Please tell us how you complied with footnote 4 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to furnish a reconciliation for the accumulated depreciation for each of the years in the three year period ended December 31, 2022, similar to the reconciliations of total real estate carrying value as presented on page F-47.

Form 8-K filed on August 1, 2023

2023 Full Year Guidance, page 2

2. In your earnings releases and accompanying presentation materials furnished as exhibits to Item 2.02 Forms 8-K for the period ended June 30, 2023, you disclose Full Year 2023 Guidance for your Net Debt to EBITDAre ratio without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such

reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable effort. Refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction